SAM'S

SEAFOOD

From The Sea To The Table

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 43 Holt street, Eagle Farm, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

SUPPL

02/02/05

05005956

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 02/02/05 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

PROCESSED
FEB 2 2 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 1 5 2005

2/22

SAM'S

SEAFOOD

From The Sea To The Table

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm , Qld 4009, Australia
PO Box 393, Brisbane 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

2 February 2005

Company Announcement Office
The Australian Stock Exchange Limited

KEY INTERNATIONAL APPOINTMENT REINFORCES DETERMINED GLOBAL STRATEGY FOR AUSTRALIA'S LEADING SEAFOOD COMPANY

Sam's Seafood Holdings Limited (ASX:SSS) is pleased to announce the appointment of internationally recognised seafood industry figure, Sir Tipene O'Regan, to the management team of the Brisbane-based seafood industry leader.

Sir Tipene brings to the Australian publicly listed entity a wealth of management insight and experience across a wide range of economic sectors. The distinguished New Zealand-based company director has exceptional seafood sector experience and an enviable international network of industry relationships throughout Japan, Europe, United Kingdom and the United States which will prove invaluable to Sam's Seafood as it continues to progress its global brand positioning strategy.

Sam's Seafood Chief Executive Officer, Nick Noutsatos said "We welcome and embrace Sir Tipene's desire to contribute to the future direction of Sam's Seafood. It is fantastic to continue to see the significant tangible results being achieved by the aggressive implementation of our global strategy".

Sir Tipene's considerable strengths as a commercial strategist will be initially utilised to consolidate Sam's Seafood's national domestic strategy while determinedly positioning the Company towards its global branding objective.

The executive advisory appointment complements the recent positioning of former Sealord Australia General Manager, Mark Scherini as Chief Operating Officer and further bolsters the existing maturity and expertise of a refined management structure within the Company.

Mr Noutsatos said "I am deeply appreciative of Sir Tipene's willingness to be involved in the vision we are developing. The re-definition of our management team has been a deliberate one, designed to achieve exceptional results within a specific time period. We are on track in pursuit of our commercial strategy and with Sir Tipene's anticipated contribution; Sam's Seafood will be firmly shifted to an exciting new level".

The long-serving former chairman of Directors of the global Sealord Group, Sir Tipene is thoroughly conversant with the Australian seafood industry and has a particular interest in the domestic wholesaling sector.

Sir Tipene O'Regan said "I am delighted to be lending my knowledge and background to such a progressive organisation with significant global potential. It is my intention to proactively influence Sam's Seafood future expansion plans to deliver more quality seafood to an increasing number of Australian consumers".

Sir Tipene O'Regan will commence his tenure with Sam's Seafood effective immediately.

About Sam's Seafood Holdings Limited

Sam's Seafood Holdings Limited is an Australian owned company listed on the Australian Stock Exchange under the symbol 'SSS'. Established in 1984, Sam's Seafood specializes in the retail, wholesale, franchising, export, processing and distribution to fresh and frozen seafood.

About Sir Tipene O'Regan

Sir Tipene O'Regan is a New Zealand-based professional company director, academic and traditional tribal leader.

An acclaimed negotiator and strategist, Sir Tipene has been an influential figure in the development and progression of the New Zealand fishing industry, a contribution which was recognised when he received the Supreme Award of the NZ Seafood Industry Council in 2002.

He is former chairman of Directors of the Sealord Group (1990-2000) and Chairman of the Treaty of Waitangi Fisheries Commission (1990-2000).

He is currently a Director of Meridian Energy Ltd, Whale Watch Kaikoura Ltd., Stehr Group Holdings Ltd. (Aust), Hanover Financial Services Ltd. and Deputy Chairman of Transit New Zealand.

He is a Board Trustee of the Marine Stewardship Council (UK) and since 2001 he has been a Senior Research Fellow at the University of Canterbury where he has taught history for the past 15 years. He is an Honorary lecturer at the Australian Maritime College and holds a D.Litt (Hon) from the University of Canterbury and a D.Comm (Hon) from Lincoln University.

He is a Distinguished Fellow of the Institute of Directors (NZ) and a noted public speaker and lecturer. He has recently been appointed as Assistant Vice-Chancellor Maori of the University of Canterbury. Since 2001 he has been Upoko Runanga (traditional head) of the Awarua Ngai Tahu. He was made a Knight Bachelor in 1994.

Ken Situ
Company Secretary

For more information, please contact:

Anna Whybird	Three Plus Pty Ltd	0400 611 155
Mark Scherini	Sam's Seafood Holdings Ltd	0418 407 673